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                                                                    Exhibit 99.5



October 28, 1999

Board of Directors
GeoScience Corporation
1700 Park Row
Houston, TX 77084

Gentlemen:

        We have acted as financial advisor to GeoScience Corporation (the "Company") in connection with the proposed acquisition by Compagnie Generale de Geophysique ("CGG" or the "Buyer") of all of the Company's outstanding shares (the "Transaction"). The Transaction, including the consideration to be received by the shareholders of the Company and other financial terms contemplated, is described more fully in the draft of the Merger Agreement dated as of October 19, 1999. For the purpose of this opinion, the final Merger Agreement is considered to be substantially the same as the draft of the Merger Agreement. You have requested our opinion as to whether the consideration to be received by the Company's shareholders in connection with the Transaction is fair to such shareholders from a financial point of view. Our opinion does not address or express any view as to the relative merits of the Transaction as compared to the other business strategies being considered by the Board of Directors of the Company, nor does it address the decision of the Board to proceed with the Transaction.

        In connection with our review of the Transaction, and in arriving at our opinion, we have, among other things:

        (1) reviewed certain publicly available consolidated financial statements of the Company and certain other relevant financial and operating data of the Company made available to us from published sources and by officers of the Company;

        (2) reviewed certain internal financial and operating information relating to the Company and its prospects prepared by the management of the Company;

        (3) discussed the business, financial condition and prospects of the Company with certain officers of the Company;

        (4) reviewed the financial terms of the Transaction as set forth in the Merger Agreement;

        (5) reviewed the financial terms, to the extent publicly available, of certain similar transactions we deemed relevant;


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GeoScience Corporation
October 28, 1999
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        (6)  reviewed certain publicly available information relating to certain companies we deemed appropriate in analyzing the Company;

        (7)  reviewed the trading history of the Company's Common Stock;

        (8)  reviewed a draft of the Merger Agreement;

        (9) reviewed certain publicly available consolidated financial statements of the Buyer and certain other relevant financial and operating data of the Buyer made available to us from published sources;

        (10) performed such other analyses and examinations and considered such other information, financial studies, analysis and investigations and financial, economic and market data as we deemed relevant.

        We have not independently verified any of the financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us in connection with our review of the Transaction and, for purposes of the opinion set forth herein, we have assumed and relied upon the accuracy and completeness of all such information and have further relied upon the assurances of management of the Company that they are not aware of any facts that would make such information inaccurate. With respect to the estimates of future prospects made available to us and used in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the expected future financial performance of the Company. We have not been engaged to assess the Company's ability to achieve such estimates or assumptions. In addition, we have not conducted a physical inspection or appraisal of any of the assets, properties, or facilities of the Company nor have we been furnished with any such evaluation or appraisal. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist on, and can be evaluated as of, the date of this letter. Any change in such conditions would require a reevaluation of this opinion.

        In connection with our opinion, we have assumed that the Transaction will be consummated on the terms and subject to the conditions described in the Merger Agreement. We also have assumed that all necessary governmental and regulatory approvals and third-party consents will be obtained on terms and conditions that will not have a material adverse effect on the Company.

        Morgan Keegan & Company, Inc., as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, strategic alliances, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and


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GeoScience Corporation
October 28, 1999
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other purposes.  We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion. In the ordinary course of our business, we may trade in the debt and equity securities of the Company and Buyer for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. We also acted as the lead-managing underwriter for the Company's stock offering on May 17, 1996.

        This letter and the opinion stated herein are for the use of the Company's Board of Directors in their evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote in any matters relating to the proposed Transaction. This letter may not be reproduced, summarized, excerpted from or otherwise publicly referred to in any manner without our prior written consent. Based upon and subject to the foregoing and such other matters as we deem relevant, we are of the opinion that as of the date hereof, the consideration to be received by the Company's shareholders in connection with the Merger Agreement is fair to the Company's shareholders from a financial point of view.

        We hereby consent to the inclusion of the full text of our opinion and summary thereof in any disclosure document or proxy statement relating to the Transaction that the Company must file under the Securities Act of 1933, as amended and distribute to its shareholders.


                                        Sincerely,



                                        MORGAN KEEGAN & COMPANY, INC.